Exhibit 12.1

STATEMENT RE:

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

(unaudited)

	For the Year Ended Dec. 31, 2013	For the Year Ended Dec. 31, 2014	For the Year Ended Dec. 31, 2015	For the Year Ended Dec. 31, 2016	For the Year Ended Dec. 31, 2017
Earnings:
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$(121.5)	$(466.7)	$141.8	$23.7	$(42.3)
Add:
Fixed charges	213.8	229.9	221.5	115.6	192.5
	$92.3	$(236.8)	$363.3	$139.3	$150.2
Fixed Charges:
Interest expensed and capitalized (a)	$206.5	$223.7	$215.6	$109.9	$186.7
Estimate of interest within rental expense (b)	7.3	6.2	5.9	5.7	5.8
Total Fixed Charges	$213.8	$229.9	$221.5	$115.6	$192.5
Ratio of Earnings to Fixed Charges (c)	—	—	1.64	1.21	—
(a)	Includes amortization of debt discount
(b)	One third of net rent expense is deemed to be representative of interest.
(c)	Our earnings were insufficient to cover fixed charges by $121.5 million, $466.7 million and $42.3 million for the years ended December 31, 2013, 2014 and 2017, respectively.